EXHIBIT 99.1

FROM: INTRICON	SCA-444
CONTACT: Mark S. Gorder 651-636-9770

FOR IMMEDIATE RELEASE

INTRICON REPORTS FOURTH-QUARTER AND FISCAL 2004 RESULTS

Company Completes Final Transition Year;
Focuses on Growing the Precision Miniature Medical and Electronic Business

ST. PAUL, Minn. — April 1, 2005 — IntriCon (AMEX: SLS) (formerly Selas Corporation of America) today reported results for the fourth quarter and full year ended December 31, 2004.

        For the fourth quarter, the Company reported sales of $9.0 million, up from $8.3 million for the 2003 fourth quarter. The 8 percent increase over the prior-year period was primarily driven by a 60 percent sales gain in professional audio communications products and a 21 percent increase for electronics products. Sales of medical and hearing-health products were relatively flat compared with the prior-year period. IntriCon’s net loss for the fourth quarter narrowed significantly to $1.1 million, or $.21 per share, from a net loss of $2.6 million, or $.51 per share, for the year-ago period.

        “We’re pleased that demand for our professional audio communications products was strong during the fourth quarter,” said Mark S. Gorder, president and chief executive officer of IntriCon. “We have several initiatives underway to continue to grow sales in hearing-health and medical.”

        As reported on April 1, 2005, the Company sold the remaining portion of its Heat Technology business during the first quarter of 2005. Fourth-quarter results of operations for this segment were included in income from discontinued operations of $554,000, or $.11 per share, compared with a loss from discontinued operations in the year-earlier period of $518,000, or $.10 per share.

        For the fourth quarter, IntriCon recorded a loss from continuing operations of $1.7 million, or $.32 per share, improved from a net loss of $2.1 million, or $.41 per share, for the year-ago period. The fourth-quarter loss included: severance costs of $230,000, or $.04 per share, due to previously announced restructuring efforts to reduce operating expenses; and a charge of $488,000, or $.10 per share, for the impairment of long-term

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IntriCon Fourth-Quarter and 2004 Results
April 1, 2005

assets. The impairment was mainly associated with technology related to developing a specific microphone for use in both the professional audio and hearing-health markets; due to external technological advances, management determined the technology was no longer viable.

        For the year, IntriCon reported sales of $35.2 million, versus $36.2 million for 2003. Net income was $100,000, or $.02 per share, a significant improvement from a loss of $5.0 million, or $.97 per share, for the prior year. 2004 earnings from continuing operations included a gain of $3.1 million, or $.61 per share, on the sale of the Company’s building located in Dresher, Pennsylvania. 2004 earnings included income from discontinued operations of $1.4 million, or $.27 per share, and a gain of $700,000, or $.13 per share from acquiring the German heat technology operation from the French government for less than the fair market value of the assets acquired. The loss of $2.0 million, or $.38 per share, for continuing operations, narrowed substantially from a loss of $4.0 million or $.77 per share, reported in 2003.

        Gorder stated: “2004 marked our final year of transition. We divested non-core assets and substantially completed the shift from our traditional business segments. Reflecting the transition and our new focus, we changed the Company’s name to IntriCon. While sluggish sales performance persisted in 2004, I’m pleased that our operating loss narrowed to $413,000 from $2.8 million in 2003.”

Growth Strategy

        Today, IntriCon is focused on emerging opportunities in three main areas: medical, hearing health and professional audio communications. The Company believes that its core competencies position it well to expand in these chosen markets, increasing its customer base and capturing significantly more business in coming years.

        Continued Gorder, “In 2004, we continued to expand solid relationships already established with Fortune 500 medical companies such as Abbott Laboratories and Deltec. In addition, we became approved vendors for St. Jude Medical and Medtronic, which means we are on a select list of companies eligible to participate in outsourced projects from these industry leaders. We believe our successes in 2004 will serve as the platform for growth in 2005 and beyond. With our strong expertise in the robotic manufacture of

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IntriCon Fourth-Quarter and 2004 Results
April 1, 2005

miniature and micro-miniature electronic products, we are well suited to compete in the growing medical device market.”

Hearing Health

        In the global hearing-health market, IntriCon expects to continue to see emerging growth opportunities. In the coming years, as large portions of the population age in the industrialized markets of Europe, Japan and the United States, the potential for hearing-health products are expected to significantly expand. In these regions, the over-65 group is the fastest-growing population segment. The Company’s advanced line of amplifier assemblies and systems based on Digital Signal Processing (DSP) technology continues to gain market share. In 2004, unit sales of these devices doubled over the prior year. Similar results are anticipated for 2005 based on current bookings.

Professional Audio Communications

        IntriCon first entered the high-quality audio communications device market in 2001, and now has a line of miniature, professional audio headset products used by performers and support staff in the music and stage performance markets. For customers focusing on security and emergency response needs, the line includes several devices that are more portable and perform well in noisy or hazardous environments—making them well suited for applications in the fire, law enforcement, safety and military markets.

        In November 2004, the Company received TSO certification for its boom microphones and began ramping up deliveries for the military and aviation market with Bose. Additionally, IntriCon received approval for its rugged waterproof boom microphone from Vocollect, which operates in the computer arena for warehousing applications. The Company expects solid growth in both of these segments in the coming years. IntriCon’s high-quality audio business grew 28 percent from the prior year as a result of new product sales.

        Gorder concluded, “In 2005, we expect to grow by focusing on our core product lines and accelerating the pace of new product introductions. Cost reductions, combined with new products, are expected to drive sales and return the Company to profitability during 2005— the goal of our corporate transition.”

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IntriCon Fourth-Quarter and 2004 Results
April 1, 2005

About IntriCon Corporation

Headquartered in Arden Hills, Minn., IntriCon, formerly Selas Corporation of America, designs, develops, engineers and manufactures microminiaturized medical and electronic products. The Company supplies microminiaturized components, systems and molded plastic parts, primarily to the hearing instrument manufacturing industry, as well as the computer, government, electronics, telecommunications and medical equipment industries. The Company has facilities in the United States, Asia and Europe. IntriCon common stock is expected to begin trading under the symbol “IIN” on the American Stock Exchange beginning April 4, 2005. Until the change takes effect, the symbol will continue to be “SLS”. The Company’s website address is www.IntriCon.com.

Forward-Looking Statements

Statements made in this release and in IntriCon’s other public filings and releases that are not historical facts or that include forward-looking terminology such as “may”, “will”, “believe”, “expect”, “optimistic” or “continue” or the negative thereof or other variations thereon are “forward-looking statements” within the meaning of the Securities Exchange Act of 1934 as amended. These forward-looking statements include, without limitation, the positioning of the Company to compete in chosen markets, ability to increase its customer base, ability to capture more business and ability to grow. These forward-looking statements are affected by known and unknown risks, uncertainties and other factors that are, in some cases beyond the Company’s control, and may cause the Company’s actual results, performance or achievements to differ materially from the results, performance and achievements expressed or implied in the forward-looking statements. These risks, uncertainties and factors include, without limitation, the risk that the Company may not be able to achieve its long-term strategy, weakening demand for products of the Company due to general economic conditions, possible non-performance of developing technological products, the volume and timing of orders received by the Company, changes in the mix of products sold, competitive pricing pressures, availability of electronic components for the Company’s products, ability to create and market products in a timely manner, risks arising in connection with the insolvency of Selas SAS, competition by competitors with more resources than the Company, foreign currency risks arising from the Company’s foreign operations, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 2004. The Company disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

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IntriCon Fourth-Quarter and 2004 Results
April 1, 2005

IntriCon
Consolidated Statements of Operations

	Three Months Ended
	December 31 2004		December 31 2003
Sales, net		$8,965,900		$8,302,219
Costs of sales		7,038,674		7,668,094

Gross profit		1,927,226		634,125

Operating expenses:
Selling expense		1,115,990		859,259
General and administrative expense		1,356,369		1,015,501
Impairment of long term assets		488,214		378,864
Research and development expense		426,699		683,164

Total operating expenses		3,387,272		2,936,788

Operating loss		(1,460,046)		(2,302,663)

Interest expense		(114,507)		(89,424)
Interest income		(208)		1,667
Other expense net		(56,682)		(166,582)

Loss from continuing operations before
income taxes, and discontinued operations		(1,631,443)		(2,557,002)

Income tax expense (benefit)		21,749		(477,895)

Loss from continuing operations
before discontinued operations		(1,653,192)		(2,079,107)

Income (loss) from discontinued
operations, net of income taxes		553,571		(517,769)

Net loss		$(1,099,621)		$(2,596,876)

Basic income (loss) per share:
Continuing operations	$	( .32)	$	( .41)
Discontinued operations		.11		(.10)

Net loss	$	( .21)	$	( .51)

Diluted income (loss) per share:
Continuing operations	$	( .32)	$	( .41)
Discontinued operations		.11		(.10)

Net loss	$	( .21)	$	( .51)

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IntriCon Fourth-Quarter and 2004 Results
April 1, 2005

IntriCon
Consolidated Statements of Operations

	Twelve Months Ended
	December 31 2004	December 31 2003
Sales, net	$35,182,612	$36,202,164
Costs of sales	27,313,566	27,985,314

Gross profit	7,869,046	8,216,850

Operating expenses:
Selling expense	3,933,657	3,649,027
General and administrative expense	5,482,280	5,222,118
Impairment of long term assets	488,214	378,864
Research and development expense	1,486,743	1,762,466

Total operating expenses	11,390,894	11,012,475

Gain on sale of asset	3,109,627	—

Operating loss	(412,221)	(2,795,625)

Interest expense	465,272	533,461
Interest income	(1,626)	(7,919)
Other (income) expense, net	(61,618)	129,173

Loss from continuing operations before
income taxes and discontinued operations	(814,249)	(3,450,340)

Income tax expense (benefit)	1,143,948	510,988

Loss from continuing operations
before discontinued operations	(1,958,197)	(3,961,328)
Income (loss) from discontinued
operations, net of income taxes	1,369,433	(1,012,937)

Extraordinary gain from discontinued
operations	683,630	—

Net income (loss)	$94,866	$(4,974,265)

Basic income (loss) per share:
Continuing operations	$(.38)	$(.77)
Discontinued operations	.27	(.20)
Extraordinary gain discontinued operations	.13	—

Net income (loss)	$.02	$(.97)

Diluted income (loss) per share:
Continuing operations	$(.38)	$(.77)
Discontinued operations	.27	(.20)
Extraordinary gain discontinued operations	.13	—

Net income (loss)	$.02	$(.97)

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April 1, 2005

IntriCon
Consolidated Balance Sheets

At December 31

Assets	2004	2003

Current assets

Cash	$246,430	$193,811

Restricted cash	449,613	431,056

Accounts receivable, less allowance for doubtful accounts of
$177,000 in 2004 and $254,000 in 2003	4,996,705	4,537,830

Inventories	4,287,643	5,709,642

Refundable income taxes	—	728,351

Deferred income taxes	—	890,230

Asset held for sale	—	540,175

Other current assets	379,318	480,305

Assets of discontinued operations	6,834,256	5,729,410

Total current assets	17,193,965	19,240,810

Property, plant and equipment
Land	170,500	170,500
Buildings	1,732,914	1,732,914
Machinery and equipment	26,498,710	26,353,715

	28,402,124	28,257,129
Less: accumulated depreciation	20,401,457	18,621,161

Net property, plant and equipment	8,000,667	9,635,968

Goodwill	5,264,585	5,264,585

Other assets, net	1,260,864	1,253,186

	$31,720,081	$35,394,549

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April 1, 2005

At December 31

Liabilities and Shareholders’ Equity	2004	2003

Current liabilities

Notes payable	$3,740,393	$6,270,663

Checks written in excess of cash	665,098	330,699

Current maturities of long-term debt	1,458,470	1,966,800

Accounts payable	2,211,909	2,757,942

Income taxes payable	178,964	36,606

Customers' advance payments on contracts	75,000	172,279

Other accrued liabilities	2,638,889	3,416,480

Liabilities of discontinued operations	4,266,899	4,265,638

Total current liabilities	15,235,622	19,217,107

Other post-retirement benefit obligations	2,710,106	2,827,417

Deferred income taxes	143,902	123,529

Accrued pension liability	900,713	790,618

Commitments and contingencies

Shareholders’ equity
Common shares, $1 par; 10,000,000 shares authorized;
5,644,968 shares issued; 5,129,214 outstanding	5,644,968	5,644,968
Additional paid-in capital	12,025,790	12,025,790
Accumulated deficit	(3,136,143)	(3,231,009)
Accumulated other comprehensive loss	(539,799)	(738,793)

	13,994,816	13,700,956

Less: 515,754 common shares held in treasury, at cost	(1,265,078)	(1,265,078)

Total shareholders’ equity	12,729,738	12,435,878

	$31,720,081	$35,394,549

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